FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS ANNOUNCES

CHINA EXPANSION

Vancouver, Canada, December 16, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces the expansion of its complete lineup of premium branded juices into the Peoples’ Republic of China.

Early in 2010 the Company launched its brands in the Chinese market together with a distribution partner there. Since then its TrueBlue®, PureBlue®, PureRed®, PureBlack® and PureWhite®, BabyBlue® and Unwine™ brands of premium juices have achieved broad distribution through quality grocery retailers in major commercial centers, including the entire Sam’s Club® chain in China.

The Company’s brands have also been featured prominently throughout the recent Shanghai Food and Hospitality Expo.

The Company will continue to pursue additional international markets where it can identify effective and compatible local distribution partners.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy branded beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices, and BabyBlue® children’s superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com